FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of April, 2004 (Report No. 4)

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                     Form 20-F X    Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                        Yes____       No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is hereby attached hereto and incorporated by reference herein:

1. Press Release: Delek Fuel Corporation Selects Retalix Solutions for its 230 Fuel and Convenience Stores in Israel. Dated: April 22, 2004.





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     Retalix Limited
                                                      (Registrant)
Date: April 22, 2004.                                 /s/ Guy Geri
                                                  -----------------------
                                                  By: Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number                    Description of Exhibit

10.1 Press Release: Delek Fuel Corporation Selects Retalix Solutions for its 230 Fuel and Convenience Stores in Israel. Dated: April 22, 2004.

                                  EXHIBIT 10.1

Contact Information:

CCG                                                       Retalix Ltd.
15300 Ventura Boulevard, Suite 303                        Barry Shaked, CEO
Sherman Oaks, CA  91403                                   Danny Moshaioff, CFO
(818) 789-0100                                            Retalix Ltd.
Crocker Coulson, Partner                                  (011) 972-9-776-6677
crocker.coulson@ccgir.com
-------------------------

FOR IMMEDIATE RELEASE

Delek Fuel Corporation Selects Retalix Solutions for its 230 Fuel and Convenience Stores in Israel

Retalix to provide an enterprise-to-fuel-site integrated solution based on Microsoft platform.

Ra'anana, Israel, April 22, 2004 - Retalix Ltd. (NASDAQ: RTLX) today announced that Delek, a leading Israeli energy company, has selected the complete Retalix StorePoint solution to be rolled out in all its 230 sites in Israel. The solution, based on the Microsoft platform, combines fuel sales and forecourt management, point-of-sale for convenience stores and quick service restaurants, as well as head office applications for chain management.

Retalix StorePoint will support Delek's comprehensive, multi-format retail and service concept through a single, integrated software solution. StorePoint supports the variety of payment and forecourt operations which Delek offers, such as self service, full service and Dalkan - an automatic online credit payment activated through an AVI device, also used for fleet management. Many sites include Delek's "Menta" branded stores, offering unique convenience items as well as gourmet coffee, pastries and sandwiches. Delek has chosen to implement other advanced capabilities of the Retalix solution, such as "Buy@Pump", where the pump terminal is used as a point-of-sale and used by customers to purchase non-fuel items (newspapers, mineral water, etc.) at the pump, along with the fuel purchase, all in one transaction.

According to Jacki Benasayag, Delek's President: "The cooperation with Retalix is a milestone in Delek's vision of becoming Israel's leading petroleum retailer. With Retalix StorePoint's comprehensive solution, our customers can enjoy a wide variety of services at a single point of sale, while experiencing a pleasant visit at our sites."

Barry Shaked, Retalix CEO, said: "Delek is one of the leaders of computerized fuel retail management in Israel, and I am confident that Delek will derive significant cost and flexibility benefits from the innovative features of the StorePoint solution. I believe that the extensive experience Retalix has with global retail technology, and successful cooperation between our companies, will provide Delek with the platform to support its goals of continued growth both in Israel and internationally."

"Retalix is establishing itself as an industry leader with its StorePoint, hardware neutral, point-of-sale solution," said Michel Annink, Retail Industry Group Manager, Microsoft Europe, Middle East and Africa. "This state of the art, standards-based solution chosen by Delek Fuel is a great example of what Microsoft's just-announced Smarter Retailing Initiative is all about--the unleashing of the next generation of retail innovation."

About Delek Ltd.
Delek Fuel Corporation, established in 1951, is wholly owned by "The Delek Group Ltd." - a large holding company in Israel, traded on the Tel Aviv Stock Exchange. During its 52 years Delek had become a leading company in the Israeli energy market and other segements, providing solutions to various markets and customers. Delek is the second larget fuel company in Israel, in terms of number of fuel stations. Delek offers a variety of services such as convenience stores and fast food at its stations, in addition to fueling services, and serves more than 100,000 vehicles per day. One of Delek's subsidiaries is Mapco Express Inc (Delek USA), acquired in 2001, based in Nashville, TN, which operates over 230 fuel stations and convenice stores.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global retail fuel and food industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 30,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web site at www.retalix.com

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2002, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.
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